UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on November 22, 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITIES ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DTR 3.1.4
R(1)(a)

Date of Notification: 21 November 2013

Today’s date: 22 November 2013

Name of Issuer: Royal Dutch Shell plc

Date of transaction: 20 November 2013

Name of Directors/PDMRs:
Directors/PDMRs who have interests in employee share plans (name/s listed below)

Nature of the transaction:
Exercise of stock options in relation to one of the Group employee share plans.

Consideration for the transaction:
Consideration paid upon exercise of the options or rights is the market value of the shares underlying the option or rights at the time of the grant(s).

Classes of security:
Royal Dutch Shell plc ADS ("RDS.A")

Director/PDMR:
Marvin Odum 43,200 RDS.A at USD 49.32 (granted 07/05/2004)

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

Enquiries

Shell Media Relations
International, UK, European Press: +31 70 377 3600

Shell Investor Relations
Europe: + 31 70 377 3996
United States: +1 713 241 2069

.......................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: November 22, 2013	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary